December 16, 2019

Jeffrey Pyatt
Chief Executive Officer
Broadmark Realty Capital Inc.
1420 Fifth Avenue, Suite 2000
Seattle, WA 98101

       Re: Broadmark Realty Capital Inc.
           Registration Statement on Form S-11
           Filed December 6, 2019
           File No. 333-235402

Dear Mr. Pyatt:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jonathan Burr at 202-551-5833 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction